UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Threshold Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

885807107

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 885807107

1.	Names of Reporting Persons Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,016,196*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 5,016,196*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,016,196

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.3%

12.	Type of Reporting Person (See Instructions) PN

* See Exhibit A, Note 1.

CUSIP No. 885807107

1.	Names of Reporting Persons Sutter Hill Entrepreneurs Fund (AI), L.P. 94-3338942

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,960

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 3,960

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,960

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 885807107

1.	Names of Reporting Persons Sutter Hill Entrepreneurs Fund (QP), L.P. 94-3338941

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,028

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 10,028

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,028

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 885807107

1.	Names of Reporting Persons David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 116,776*

	6.	Shared Voting Power 5,030,184**

	7.	Sole Dispositive Power 116,776*

	8.	Shared Dispositive Power 5,030,184**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,146,960

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.7%

12.	Type of Reporting Person (See Instructions) IN

*	See Exhibit A, Note 3.
**

Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 172,430*

	6.	Shared Voting Power 5,030,184**

	7.	Sole Dispositive Power 172,430*

	8.	Shared Dispositive Power 5,030,184**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,202,614

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.8%

12.	Type of Reporting Person (See Instructions) IN

*	See Exhibit A, Note 4.
**

Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 233,828*

	6.	Shared Voting Power 5,030,184**

	7.	Sole Dispositive Power 233,828*

	8.	Shared Dispositive Power 5,030,184**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,264,012

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.0%

12.	Type of Reporting Person (See Instructions) IN

*	See Exhibit A, Note 5.
**

Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 660,653*

	6.	Shared Voting Power 5,030,184**

	7.	Sole Dispositive Power 660,653*

	8.	Shared Dispositive Power 5,030,184**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,690,837

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.2%

12.	Type of Reporting Person (See Instructions) IN

*	See Exhibit A, Note 6.
**

Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 107,152*

	6.	Shared Voting Power 5,030,184**

	7.	Sole Dispositive Power 107,152*

	8.	Shared Dispositive Power 5,030,184**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,137,336

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.7%

12.	Type of Reporting Person (See Instructions) IN

*	See Exhibit A, Note 7.
**

Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 49,133*

	6.	Shared Voting Power 5,030,184**

	7.	Sole Dispositive Power 49,133*

	8.	Shared Dispositive Power 5,030,184**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,079,317

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.5%

12.	Type of Reporting Person (See Instructions) IN

*	See Exhibit A, Note 8.
**

Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 165,839*

	6.	Shared Voting Power 5,030,184**

	7.	Sole Dispositive Power 165,839*

	8.	Shared Dispositive Power 5,030,184**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,196,023

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.8%

12.	Type of Reporting Person (See Instructions) IN

*	See Exhibit A, Note 9.
**

Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 182,497*

	6.	Shared Voting Power 5,030,184**

	7.	Sole Dispositive Power 182,497*

	8.	Shared Dispositive Power 5,030,184**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,212,681

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.8%

12.	Type of Reporting Person (See Instructions) IN

*	See Exhibit A, Note 10.
**

Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 40,328*

	6.	Shared Voting Power 5,030,184**

	7.	Sole Dispositive Power 40,328*

	8.	Shared Dispositive Power 5,030,184**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,070,512

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.5%

12.	Type of Reporting Person (See Instructions) IN

*	See Exhibit A, Note 11.
**

Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 59,471*

	6.	Shared Voting Power 5,030,184**

	7.	Sole Dispositive Power 59,471*

	8.	Shared Dispositive Power 5,030,184**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,089,655

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.5%

12.	Type of Reporting Person (See Instructions) IN

*	See Exhibit A, Note 12.
**

Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 5,030,184*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 5,030,184*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,030,184

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.4%

12.	Type of Reporting Person (See Instructions) IN

* Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  See Exhibit A.

Item 1.
	(a)	Name of Issuer Threshold Pharmaceuticals, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1300 Seaport Boulevard, Redwood City, CA 94063

Item 2.
	(a)	Name of Person Filing See Exhibit A; Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 885807107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3I(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Exhibit A, which is hereby incorporated by reference and related pages 2 to 15
(b) Percent of class: See Exhibit A, which is hereby incorporated by reference and related pages 2 to 15
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote ***
(ii) Shared power to vote or to direct the vote ***
(iii) Sole power to dispose or to direct the disposition of ***
(iv) Shared power to dispose or to direct the disposition of ***

*** See Exhibit A, which is hereby incorporated by reference and related pages 2 to 15. Messrs. Anderson, Baker, Younger, Coxe, Sands, Gaither, White, Bird, Sweet, Sheehan and Speiser are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and as such share voting and dispositive power over the shares held by the partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/8/2011
Date
Sutter Hill Ventures, A California Limited Partnership /s/ Jeffrey W. Bird
Signature
Jeffrey W. Bird Managing Director of the General Partner
Name/Title
Sutter Hill Entrepreneurs Fund (AI), L.P. /s/ Jeffrey W. Bird
Signature
Jeffrey W. Bird Managing Director of the General Partner
Name/Title
Sutter Hill Entrepreneurs Fund (QP), L.P. /s/ Jeffrey W. Bird
Signature
Jeffrey W. Bird Managing Director of the General Partner
Name/Title
/s/ David L. Anderson
Signature
/s/ G. Leonard Baker, Jr.
Signature
/s/ William H. Younger, Jr.
Signature
/s/ Tench Coxe
Signature
/s/ Gregory P. Sands
Signature
/s/ James C. Gaither
Signature
/s/ James N. White
Signature
/s/ Jeffrey W. Bird
Signature
/s/ David E. Sweet
Signature
/s/ Andrew T. Sheehan
Signature
/s/ Michael L. Speiser
Signature

EXHIBIT A TO SCHEDULE 13G — THRESHOLD PHARMACEUTICALS, INC.

	Aggregate Number of
	Shares Beneficially Owned				% of
Name of Originator	Individual		Aggregate		Total Shares

Sutter Hill Ventures, A California Limited Partnership	5,016,196	Note 1			14.3%

Sutter Hill Entrepreneurs Fund (AI), L.P.	3,960				0.0%

Sutter Hill Entrepreneurs Fund (QP), L.P.	10,028				0.0%

Total of Sutter Hill Funds	5,030,184

David L. Anderson	116,776	Note 3			0.3%
			5,146,960	Note 2	14.7%

G. Leonard Baker, Jr.	172,430	Note 4			0.5%
			5,202,614	Note 2	14.8%

William H. Younger, Jr.	233,828	Note 5			.7%
			5,264,012	Note 2	15.0%

Tench Coxe	660,653	Note 6			2.0%
			5,690,837	Note 2	16.2%

Gregory P. Sands	107,152	Note 7			0.3%
			5,137,336	Note 2	14.7%

James C. Gaither	49,133	Note 8			0.1%
			5,079,317	Note 2	14.5%

James N. White	165,839	Note 9			0.5%
			5,196,023	Note 2	14.8%

Jeffrey W. Bird	182,497	Note 10			0.5%
			5,212,681	Note 2	14.8%

David E. Sweet	40,328	Note 11			0.1%
			5,070,512	Note 2	14.5%

Andrew T. Sheehan	59,471	Note 12			0.2%
			5,089,655	Note 2	14.5%

Michael L. Speiser	0				0.0%
			5,030,184	Note 2	14.4%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA 94304

The partnerships are organized in California. The individuals are all U.S. citizens and residents.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes 1,337,213 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10.

Note 2:  Includes individual shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) plus all shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) held by the following partnerships in which the reporting person is a Managing Director of the General Partner: Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

Note 3:  Comprised of 6,837 shares held in The Anderson Living Trust of which the reporting person is the trustee, 86,483 shares (including 22,284 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) held by a retirement trust for the benefit of the reporting person and 23,456 shares (including 5,511 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/10) held by Anvest, L.P. of which the reporting person is the trustee of a trust which is the General Partner. The reporting person disclaims beneficial ownership of the living trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 4:  Comprised of 101,044 shares (including 23,623 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) held in The Baker Revocable Trust of which the reporting person is a trustee and 71,386 shares (including 17,821 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) held by Saunders Holdings, L.P. of which the reporting person is a trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 5:  Comprised of 21,507 shares held in The William H. Younger, Jr. Revocable Trust of which the reporting person is the trustee, 133,258 shares (including 46,116 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) held by a retirement trust for the benefit of the reporting person and 79,063 shares (including 22,502 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/10) held by Yovest, L.P. of which the reporting person is the trustee of a trust which is the General Partner. The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 6:  Comprised of 444,805 shares (including 109,437 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/10) held in The Coxe Revocable Trust of which the reporting person is a trustee and 215,848 shares (including 60,758 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/10) held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the revocable trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 7:  Comprised of 103,138 shares (including 27,465 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee and 4,014 shares held in the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trust agreement’s and the unitrust’s shares except as to the reporting person’s pecuniary interest therein.

Note 8:  Comprised of 30,789 shares (including 6,988 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/10) held in The Gaither Revocable Trust of which the reporting person is the trustee and 18,344 shares (including 11,729 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/10) held by Tallack Partners, L.P. of which the reporting person is the trustee of a trust which is the General Partner. The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 9:  Comprised of 161,763 shares (including 44,371 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) held in The White Family Trust of which the reporting person is a trustee and 4,076 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the family trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 10:  Comprised of 148,453 shares (including 37,337 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee, 919 shares held in a Roth IRA for the benefit of the reporting person and 33,125 shares of director’s options which are fully vested within 60 days after 12/31/10. The reporting person disclaims beneficial ownership of the trust agreement’s shares except as to the reporting person’s pecuniary interest therein.  The reporting person shares pecuniary interest in the shares of director’s options with other individuals pursuant to a contractual relationship.

Note 11:  Comprised of 2,302 shares held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 38,026 shares (including 9,662 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) held by a retirement trust for the benefit of the reporting person.  The reporting person disclaims beneficial ownership of the living trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 12: Comprised of 59,471 shares (including 16,991 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/10) held in the Sheehan 2003 Trust of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.